UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 28, 2023

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

ITEM 1. Fundamental Change

Amendment to Promissory Note

On September 28, 2023, Med-X, Inc. ("Med-X" or the “Company”) executed an Amendment to Promissory Note (the “Amended Note”) with Matthew Mills and Jennifer Mills (collectively, the "Lenders").  The original promissory note was executed in connection with the Line of Credit Agreement entered into by the Company and the Lenders on August 6, 2022 (the “Original Note”).  The Amended Note updates the terms of the Original Note to make the Amended Note automatically convertible into shares of the Company’s common stock upon the Company’s successful completion of its pending initial public offering. The foregoing description of the terms of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Agreement, which is filed herewith as Exhibit 6.17, which is incorporated herein by reference.

ITEM 9. Exhibits to this Report

6.17	Amendment to Promissory Note

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC.
(Exact name of issuer as specified in its charter)

Date: October 2, 2023	/s/ Ronald J Tchorzewski
Ronald J Tchorzewski – Chief Financial Officer

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